Filed pursuant to Rule 424(b)(3)
Registration No. 333-253759

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated March 11, 2021)

ChargePoint Holdings, Inc.

Up to 246,020,583 Shares of Common Stock

6,521,568 Warrants to Purchase

Common Stock

This prospectus supplement supplements the prospectus dated March 11, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-253759). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 11, 2021 and (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 10,470,562 shares of our common stock, $0.0001 par value per share (“Common Stock”) that are issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”), up to 6,521,568 shares of our Common Stock issuable upon exercise of private placement warrants issued to NGP Switchback, LLC (the “Private Warrants”), and other warrants to purchase up to 8,266,681 shares of our Common Stock. The Prospectus and this prospectus supplement also relate to the resale from time to time, upon the expiration of lock-up agreements, by (i) the selling stockholders named in the Prospectus or their permitted transferees of up to 220,761,772 shares of our common stock and (ii) the selling holders of Private Warrants.

Our Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “CHPT” and “CHPT WS,” respectively. On March 10, 2021, the closing price of our Common Stock was $28.63 and the closing price for our Public Warrants was $13.75.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 10 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or the Prospectus or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 11, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): March 11, 2021

ChargePoint Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39004	84-1747686
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

240 East Hacienda Avenue Campbell, CA		95008
(Address of Principal Executive Offices)		(Zip Code)

(408) 841-4500

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	CHPT	New York Stock Exchange
Warrants, each whole warrant exercisable for Common Stock at an exercise price of $11.50 per share	CHPT WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02 Results of Operations and Financial Condition.

On March 11, 2021, ChargePoint Holdings, Inc. (the “Company”) issued a press release announcing its financial results for its fiscal fourth quarter and fiscal year ended January 31, 2021. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Item 2.02 and in the accompanying Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1	Press release dated as of March 11, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARGEPOINT HOLDINGS, INC.

By	/s/ Rex Jackson
Name: Rex Jackson
Title: Chief Financial Officer

Date: March 11, 2021

Exhibit 99.1

ChargePoint Reports Fourth Quarter and Fiscal 2021 Financial Results

•	Fiscal Year 2021 revenue of $146 million, exceeding forecast

•	Completed business combination with Switchback Energy Acquisition Corporation; began trading on the NYSE on March 1, 2021

•	Increased total cash balance to $615 million at the close of the business combination to fund growth initiatives

Campbell, Calif. – March 11, 2021 – ChargePoint Holdings, Inc. (NYSE:CHPT) (the “Company” or “ChargePoint”), a world-leading electric vehicle (EV) charging network, today announced fourth quarter and full-year fiscal 2021 financial results.

“Last year the global EV sector continued to show strength as EV sales grew despite a slow overall vehicle market, bolstered by policy trends that continued to accelerate the shift to electric in North America and Europe,” said Pasquale Romano, President and CEO of ChargePoint. “In 2020, we continued to strengthen our market leadership position and expect our growth to be fueled by dozens of new EV models anticipated in 2021 across a wide range of segments and price points. With a strong balance sheet and a capital light business model, ChargePoint is well positioned to create shareholder value through broad attachment to the electrification of mobility for fleet and consumer vehicle markets.”

Financial Highlights

•

Revenue. For the fourth quarter that ended January 31, 2021, revenue was $42.4 million compared to $43.2 million in the fourth quarter of the prior year period. For the fiscal year ended January 31, 2021, revenue was $146.5 million, up from $144.5 million in the prior year period.

•

Gross Margin. Fourth quarter GAAP (as defined below) gross margin was 21.0%, up from 20.4% in the prior year’s fourth quarter. Fourth quarter non-GAAP gross margin was 21.6% compared to 20.5% in the prior year’s fourth quarter. Fiscal year 2021 GAAP gross margin was 22.5%, a 10 percentage point improvement over gross margin of 12.5% in the prior year period. Non-GAAP gross margin for fiscal 2021 was 22.6%, compared to 12.5% in the prior year period.

•

Net loss. Fourth quarter GAAP net loss was $90.7 million compared to $33.8 million in the fourth quarter of the prior year, primarily due to a change in fair value of the company’s redeemable convertible preferred stock warrant liability. Fourth quarter non-GAAP net loss was $33.6 million compared to $32.5 million in the prior year’s fourth quarter. Fiscal year 2021 GAAP net loss was $197.0 million compared to $134.3 million in the prior year period, primarily reflecting the fiscal fourth quarter warrant charge. Non-GAAP net loss for fiscal 2021 was $117.8 million compared to $129.9 million in the prior year period.

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•	Liquidity. As of January 31, 2021, cash on the balance sheet was $145 million. At the close of the business combination on February 26, 2021, cash on the balance sheet was $615 million.

•	Shares Outstanding. At the close of the business combination on February 26, 2021, there were 277.8 million shares of common stock outstanding.

For a reconciliation of our GAAP to non-GAAP results, please see the tables below.

Fiscal 2022 Guidance

ChargePoint provides guidance based on current market conditions and expectations. For the first quarter ending April 30, 2021, which typically experiences seasonally lower networked station sales compared to the fourth quarter, ChargePoint expects revenue of $35 - $40 million. The Company expects revenue for fiscal 2022 of $195 - $205 million, consistent with its previously published estimates, and representing 37% year-over-year growth at the midpoint.

Conference Call Information

ChargePoint will host a webcast today at 1:30 p.m. PST/4:30 p.m. EST to review its fourth quarter and fiscal 2021 financial results and its outlook for the first quarter of fiscal 2022 and fiscal 2022. A question and answer session will follow prepared remarks.

Investors may access the webcast, supplemental financial information and investor presentation at ChargePoint’s investor relations website (investors.chargepoint.com) under the “Events and Presentations” section. A replay will be available three hours after the conclusion of the webcast and archived for one year.

About ChargePoint

ChargePoint is creating the new fueling network to move all people and goods on electricity. Since 2007, ChargePoint has been committed to making it easy for businesses and drivers to go electric with one of the largest EV charging networks and most complete portfolio of charging solutions available today. ChargePoint’s cloud subscription platform and software-defined charging hardware are designed to include options for a wide range of charging scenarios from home and multifamily to workplace, parking, hospitality, retail and fleets. Today, one ChargePoint account provides access to hundreds-of-thousands of places to charge in North America and Europe. To date, more than 89 million charging sessions have been delivered, with drivers plugging into the ChargePoint network approximately every two seconds. For more information, visit the ChargePoint pressroom, the ChargePoint Investor Relations site, or contact ChargePoint’s North American or European press offices or the Investor Relations team.

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Forward-Looking Statements

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions including statements regarding our financial outlook for the first fiscal quarter of 2022 and fiscal 2022. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: developments and changes in the general market, the continuing impact of COVID-19, political, economic, and business conditions; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales of charging stations for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions; our ability to expand in Europe; the need to attract additional fleet operators as customers; potential adverse effects on our revenue and gross margins if customers increasingly claim clean energy credits and, as a result, they are no longer available to be claimed by us; the effects of competition; risks related to our dependence on our intellectual property and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2021, which is available on our website at investors.chargepoint.com and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Use of Non-GAAP Financial Measures

ChargePoint has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company uses these non-GAAP financial measures internally in analyzing its financial results and believes that the use of these non-GAAP financial measures is useful to investors to evaluate ongoing operating results and trends, and in comparing the Company’s financial results with other companies in its industry as well other technology companies, many of which present similar non-GAAP financial measures.

The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of the company’s historical non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

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Non-GAAP Gross Margin. ChargePoint defines non-GAAP gross margin as gross margin excluding amortization expense of acquired intangible assets, share-based compensation expense, and non-recurring costs associated with a restructuring.

Non-GAAP Net Loss. ChargePoint defines non-GAAP net loss as net loss, excluding amortization expense of acquired intangible assets, share-based compensation-expense and the associated share-based payroll tax expense, non-recurring costs associated with restructuring, acquisitions and litigation settlements, and non-cash charges related to the revaluation of warrants and other financial instruments. These amounts do not reflect the impact of any related tax effects.

Investors are cautioned that there are a number of limitations associated with the use of non-GAAP financial measures to analyze financial results and trends. In particular, many of the adjustments to ChargePoint’s GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in its financial results for the foreseeable future, such as share-based compensation, which is an important part of ChargePoint’s employees’ compensation and impacts hiring, retention and performance. Furthermore, these non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP, and the components that ChargePoint excludes in its calculation of non-GAAP financial measures may differ from the components that other companies exclude when they report their non-GAAP results. ChargePoint compensates for these limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. In the future, ChargePoint may also exclude other expenses it determines do not reflect the performance of the Company’s operating results.

CHPT-IR

Contacts

Press

Darryll Harrison

Senior Director, Global Communications and Social Media

669-237-3380

media@chargepoint.com

Investor Relations

Dan Oppenheim, Financial Profiles, Inc.

310-622-8235

Megan McGrath, Financial Profiles, Inc.

310-622-8248

investors@chargepoint.com

# # #

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ChargePoint, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, unaudited)

	January 31,	January 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$145,491	$72,753
Restricted cash	400	400
Short-term investments	—	47,037
Accounts receivable, net	35,075	38,488
Inventories	33,592	25,419
Prepaid expenses and other current assets	12,074	7,221

Total current assets	226,632	191,318
Property and equipment, net	29,988	27,941
Operating lease right-of-use assets	21,817	10,269
Goodwill	1,215	1,215
Other assets	10,468	3,448

Total assets	$290,120	$234,191

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$19,784	$19,631
Accrued and other current liabilities	47,162	37,659
Deferred revenue	40,934	39,408
Debt, current	10,208	—

Total current liabilities	118,088	96,698
Deferred revenue, noncurrent	48,896	33,266
Debt, noncurrent	24,686	34,261
Operating lease liabilities	22,459	8,230
Redeemable convertible preferred stock warrant liability	75,843	2,718
Other long-term liabilities	972	798

Total liabilities	290,944	175,971

Redeemable convertible preferred stock	615,697	520,241
Stockholders’ deficit:
Common stock	2	1
Additional paid-in capital	62,736	20,331
Accumulated other comprehensive income (loss)	155	37
Accumulated deficit	(679,414)	(482,390)

Total stockholders’ deficit	(616,521)	(462,021)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$290,120	$234,191

ChargePoint, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts; unaudited)

	Three Months Ended January 31,		Twelve Months Ended January 31,
	2021	2020	2021	2020
Revenue
Networked charging systems	$28,303	$29,873	$91,893	$101,012
Subscriptions	10,965	7,865	40,563	28,930
Other	3,123	5,506	14,034	14,573

Total revenue	42,391	43,244	146,490	144,515

Cost of revenue
Networked charging systems	25,677	28,056	87,083	105,940
Subscriptions	5,838	4,725	20,385	16,244
Other	1,973	1,626	6,073	4,289

Total cost of revenue	33,488	34,407	113,541	126,473

Gross profit	8,903	8,837	32,949	18,042

Operating expenses
Research and development	20,946	19,233	75,017	69,464
Sales and marketing	15,700	15,766	53,002	56,997
General and administrative	7,577	6,294	25,922	23,945

Total operating expenses	44,223	41,293	153,941	150,406

Loss from operations	(35,320)	(32,456)	(120,992)	(132,364)
Interest income	17	508	315	3,245
Interest expense	(810)	(863)	(3,253)	(3,544)
Change in fair value of redeemable convertible preferred stock warrant liability	(54,824)	(219)	(73,125)	(875)
Other income (expense), net	185	(655)	229	(565)

Net loss before income taxes	(90,752)	(33,685)	(196,826)	(134,103)
Provision for income taxes	(5)	126	198	224

Net loss	$(90,747)	$(33,811)	$(197,024)	$(134,327)

Accretion of beneficial conversion feature of redeemable convertible preferred stock	—	—	(60,377)	—
Cumulative undeclared dividends on redeemable convertible preferred stock	(12,839)	—	(16,799)	—

Net loss attributable to common stockholders	$(103,586)	$(33,811)	$(274,200)	$(134,327)

Net loss per share attributable to common stockholders, basic and diluted	$(5.29)	$(3.05)	$(18.08)	$(15.05)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	19,563,550	11,085,077	15,168,335	8,924,129

ChargePoint, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, unaudited)

	Year Ended January 31,
	2021	2020
Cash flows from operating activities
Net loss	$(197,024)	$(134,327)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,083	7,698
Non-cash operating lease cost	3,762	3,121
Stock-based compensation	4,947	2,937
Amortization of deferred contract acquisition costs	1,206	675
Change in fair value of redeemable convertible preferred stock warrant liability	73,125	875
Inventory reserves	1,412	1,425
Other	446	589
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	3,292	(8,702)
Inventories	(9,585)	(1,472)
Prepaid expenses and other assets	(8,914)	(2,961)
Operating lease liabilities	(2,815)	(1,181)
Accounts payable	(493)	15,704
Accrued and other liabilities	11,556	93
Deferred revenue	17,156	27,590

Net cash used in operating activities	(91,846)	(87,936)

Cash flows from investing activities
Purchases of property and equipment	(11,484)	(14,885)
Purchases of investments	—	(179,514)
Maturities of investments	47,014	132,500

Net cash provided by (used in) investing activities	35,530	(61,899)

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	95,456	14,756
Proceeds from issuance of common stock warrants, net of issuance costs	31,547	185
Payments made toward deferred offering costs	(4,003)	—
Proceeds from exercises of vested and unvested stock options	5,913	2,217

Net cash provided by financing activities	128,913	17,158

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	141	132
Net increase (decrease) in cash, cash equivalents, and restricted cash	72,738	(132,545)
Cash, cash equivalents, and restricted cash at beginning of period	73,153	205,698

Cash, cash equivalents, and restricted cash at end of period	$145,891	$73,153

ChargePoint, Inc.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(In thousands, except per share amounts; unaudited)

	Three Months Ended January 31, 2021		Three Months Ended January 31, 2020		Twelve Months Ended January 31, 2021		Twelve Months Ended January 31, 2020
Reconciliation of GAAP gross profit (margin) to Non-GAAP gross profit (margin):
GAAP gross profit	$8,903		$8,837		$32,949		$18,042
Stock-based compensation expense	22		10		115		39
Restructuring costs (1)	214		—		114		—

Non-GAAP gross profit (margin)	$9,139	22%	$8,847	20%	$33,178	23%	$18,081	13%

Reconciliation of GAAP Net Loss to Non-GAAP net loss:
GAAP net loss	$(90,747)		$(33,811)		$(197,024)		$(134,327)
Amortization of acquired intangible assets	—		351		—		568
Stock-based compensation expense	1,639		780		4,947		2,937
Restructuring costs (1)	674		—		1,149		—
Change in fair value of preferred stock warrant liability	54,824		219		73,125		875

Non-GAAP net loss (as a percentage of revenue)	$(33,610)	-79%	$(32,461)	-75%	$(117,803)	-80%	$(129,947)	-90%

(1)	Consists of restructuring costs for severances and related termination costs